ITEM 2: MATERIALS PUBLISHED ON FINDELL.US



Findell Capital Management LLC
88 Pine St. 22nd Fl., New York, NY 10005
info@fincap.us

March 20, 2025
Oportun Financial Corporation
2 Circle Star Way
San Carlos, CA 94070

To the Board of Directors and our Fellow Shareholders:

Findell Capital Management LLC (together with certain of its affiliates, "Findell," "we," "us," or "our") is the largest single shareholder of Oportun Financial Corporation ("Oportun" or the "Company") and over the last two years, we have made a concerted effort on behalf of all shareholders to improve Oportun's operations and corporate governance.

Oportun has a wonderful lending business that, if properly run and overseen, should generate strong returns across all environments. However, we believe this strong core business has been nearly wrecked by the CEO, Raul Vazquez, who ballooned the cost structure and engaged in what we see as disastrous acquisitions (wasting by our estimates $1 billion of capital). He was overseen by a board of directors (the "Board") of what appear to be mostly handpicked associates - none of whom have any experience in lending let alone specialty non-prime lending.

Since 2023, we have pushed Oportun to reduce costs and focus on the core lending business. The leadership did partially acquiesce to our entreaties but only after significant delay and pushback, which caused a further expensive financing and 20% dilution to shareholders.[1]

In the spring of 2024, Oportun agreed to add two lending industry veterans that we put forth, Scott Parker and Rich Tambor. Today, Oportun is in a much-improved position, which we believe can be credited to the oversight provided by Scott and Rich.

As our standstill was expiring, we came to the Board with a simple and constructive proposition - we would forgo calling for further governance change if Neil Williams would step down as lead director and be replaced by one of the three individuals on the Board who

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[1] https://fintech.global/2024/10/30/oportun-secures-235m-in-new-financing-to-bolster-capital-structure-and-profitability/

have lending experience – Scott Parker, Rich Tambor, or Carlos Minetti (who had been separately added as an independent director in 2024). We even indicated to the Board that we would be willing to agree to a longer than usual standstill if the Board would change out the Chairs of the Credit Risk and Finance Committee and Nominating, Governance and Social Responsibility Committee.

The Board informed us that Neil would agree to step down at the end of this term but would not commit to having a new Board member with lending experience as the lead director.

As some context for shareholders:

Neil appears to be serving on the Oportun board at the behest of his friend Oportun's CEO Raul – Raul had overseen Neil as a director while Neil was CFO of Intuit Inc. ("Inuit"),[2] and we question whether Neil is returning the favor. Neil's tenure has been disastrous with a 64% decline in share price.[3] Neil has no lending experience to draw upon, and that showed in our private conversations with him – he did not know, for instance, what an opex ratio was in the context of Oportun's business or where Oportun stood on this metric. He appears in our conversations with him primarily concerned with protecting his friend Raul's job.

The other legacy Board members have even less experience – but given the staggered nature of the Board and poor corporate governance practices, they continue to serve on a bloated Board of 10 directors.[4]

- **Ginny Lee** worked for Neil Williams at Intuit[5] (another apparent conflict of interest) and has since worked in non-profits that relate to children's education. Absent our vote, which was guaranteed pursuant to our co-operation agreement with the Company, she would not even have received a majority in the 2024 election. She has overseen a 77% decline in share price.
- **Jo Ann Barefoot** is a podcast host, formerly working in non-profits – she failed to receive even a plurality of the vote during the 2023 election. She has overseen a decline of 77% in share price.
- **Louis Miramontes** retired from accounting in 2014. He has overseen a share price decline of 64%.
- **Sandra Smith** is a retired tech executive who last worked at Twilio Inc. in 2021. She has overseen a share price decline of 77%.

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[2] Raul joined the Intuit board in May 2016, while Neil served as Intuit's CFO from 2007 to January 2018.
[3] Source: Bloomberg.
[4] Director experience and voting results sourced from Company filings; share price data sourced from Bloomberg.
[5] Ginny served in various roles at Inuit from 1999 to September 2014.

In our view, these individuals are not particularly qualified to be on any public company board, let alone the board of a specialty lending company. Raul's history of failures demands that Oportun have a Board comprised of individuals who have lending experience and are capable of providing oversight.

We can see what happens when Oportun brings on such members. Since the three board members with lending experience came on board in 2024, the operating and stock price performance has dramatically improved.

- **Scott Parker** is a former CFO at OneMain Holdings, Inc. ("OneMain Financial"), and was also a former CFO of CIT Group Inc. and Ryder System, Inc. He has overseen a share price increase of 135%.
- **Rich Tambor** is a former Chief Risk Officer at OneMain Financial and Chief Risk Officer of retail at JPMorgan Chase & Co. He has overseen a share price increase of 95%.
- **Carlos Minetti** is a former President of Consumer Banking and Chief Credit and Risk Officer at Discover Financial Services. He has overseen a share price increase of 56%.

It is clear to us that the legacy directors, led by Neil and Raul, will do whatever they can to maintain their positions of leadership on this bloated Board – not because it is in the shareholder interest, as clearly demonstrated by historical operating and share price performance, but because it is in their interest.[6]

As the largest shareholder, we cannot let them put the Company at risk by passing Board leadership to someone with no background in lending and so we will be nominating two individuals with lending and board experience for the seats currently held by the ringleaders we view as most problematic to the Company: Raul and Neil.

If either or both of our highly-qualified nominees are elected, the inexperienced legacy Board members will be outnumbered 5-4 or 6-4. As a result, a majority of the Board would be composed of the new independent directors who have lending experience and can drive further changes to improve the valuation and operations of Oportun.

In this respect, there is much work to be done.

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[6] When challenged on their level of support from shareholders, they claimed that the dilutive warrants issued to affiliates of Neuberger Berman Specialty Finance and McLaren Harbor LLC (Castlelake) would vote with them, which has clearly given them the confidence to take on the effort and expense of a costly proxy challenge, as much of a distraction as that would be and as much shareholder capital they would waste in order to do so.

On Valuation -

Resulting, we believe, purely from a lack of investor confidence in Oportun's leadership, Oportun trades at a massive discount to its peer group - at .75x tangible book value ("BV") while peers trade for 1.5-2x. Competent leadership that drives strong GAAP earnings can correct that.

On Operations -

Oportun's Board has allowed management to set forth ROA targets of 3-4%, which we view as substandard. Under competent leadership, Oportun should be able to target a pre-tax ROA of 8-10%, which can be achieved by doing the following:

1) Reducing operating expense by another 20% to be consistent with industry benchmarks – OPRT reported a 14.8% Opex Ratio,[7] but that is still woefully above OneMain Financial, which reported a sub 7% Opex Ratio.[8]
2) Abandoning the voluntary 36% APR cap to lift finance charge revenue by 200 to 300 basis points and open up adjacent and profitable growth markets that are being confoundingly ignored. This current cap is profoundly against the mission of this company which exists to serve this sort of underserved credit and there is no reason for this to be in place especially in light of the changed regulatory environment.
3) Using cashflows to reduce leverage and thereby lowering the actual cost of lending capital.

Given the roughly 1-year life of Oportun loans, these changes can happen in relatively short order and could allow a significantly higher ROA. Under such an ROA and assuming $3 billion in outstandings, our calculations indicate that Oportun would generate $3.75-4.75 a share in earnings (assuming a fully diluted 48mm share count).

At a conversative market multiple of 6-7X earnings, Oportun would be worth $22-33 a share in short order, and that multiple could expand. You can also get to that valuation by growing GAAP earnings by this amount and adjusting to provide for Oportun to trade at 1.5/2X BV in line with its competitors. This is against a stock price of $5.70 as of close (3/19/2025).

It is clear to us that there is much that can be improved about Oportun's business performance and valuation, but what stands in the way of this are inexperienced legacy Board members acting in their own self-interest. Removing their control will, we believe, significantly help to unlock Oportun's full potential and rid the Company of the risk they have posed in the past and continue to pose to the success of Oportun.

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[7] https://www.sec.gov/Archives/edgar/data/1538716/000153871625000007/earningsrelease4q2024.htm
[8] https://www.sec.gov/Archives/edgar/data/1584207/000158420725000003/exhibit991earningsreleaseo.htm

We look forward to sharing more information about Raul and Neil, specifically, as well as the other legacy members of the Board, in the weeks to come, and to providing details regarding our own highly qualified, independent nominees.

Sincerely,

Brian A Finn
Chief Investment Officer
Findell Capital Management LLC

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Findell Capital Management LLC, ("Findell"), together with the other participants named herein, intends to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Findell's slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of Oportun Financial Corporation, a Delaware corporation (the "Company").

FINDELL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Findell, Findell Capital Partners LP ("Findell Partners"), Finn Management GP LLC ("Findell Management"), Brian Finn and the individuals to be named by Findell as director candidates at the Company, who have not yet been identified.

As of the date hereof, Findell Partners directly beneficially owns 1,961,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), of the Company, 1,000 shares of which are held in record name. As the investment manager of Findell Partners and certain separately managed accounts (the "Findell SMAs"), Findell may be deemed to beneficially own the 1,961,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs. As the general partner of Findell Partners, Findell GP may be deemed to beneficially own the 1,961,000 shares of Common Stock beneficially owned directly by Findell Partners. As the member and sole director of Findell and the managing member of Findell GP, Mr. Finn may be deemed to beneficially own the 1,961,000 shares of Common Stock beneficially owned directly by Findell Partners and the 1,310,300 shares of Common Stock held in the Findell SMAs.